UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 27, 2024

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

The NMPA Approves Ciltacabtagene autoleucel (cilta-cel) for the Treatment of Adult Patients with Relapsed or Refractory Multiple Myeloma in China

On August 27, 2024, China’s National Medical Products Administration (NMPA) announced the approval of Legend Biotech Corporation’s (Legend Biotech) New Drug Application (NDA) for ciltacabtagene autoleucel (cilta-cel), for the treatment of adult patients with relapsed or refractory multiple myeloma who have disease progression after receiving at least three prior lines of therapy, including a proteasome inhibitor and immunomodulatory agent. The approval of cilta-cel by the NMPA is based on data from Legend Biotech’s ongoing confirmatory Phase 2 clinical study CARTIFAN-1 (NCT03758417) being conducted in China.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: August 27, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer